Unified Software Solutions

Balance Sheets

(Unaudited)

	December 31, 2023	December 31, 2022
ASSETS		
Cash	$ -	$ -
Total current assets	-	-
Other Assets	-	-
Total assets	$ -	$ -
LIABILITIES AND SHAREHOLDERS' DEFICIT		
Accounts payable	$ -	$ -
Total current liabilities	-	-
Shareholder loan	5,000.00	
Total long term liabilities	5,000.00	-
Total liabilities	5,000.00	-
Members' Equity	-	-
Common stock, par value $001; 10,000,000 shares authorized, 9,100,000 issued and outstanding	9,100.00	-
Paid-in-capital	1,994.00	-
Accumulated deficit	(16,094.00)	-
Total shareholders' deficit	(5,000.00)	-
Total liabilities and shareholders' deficit	$ -	$ -